As filed with the Securities and Exchange Commission on May 23, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     Annual Report Prepared Pursuant to an Indenture
for the Year Ended December 31, 2004 and Exhibits thereto

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

and

DYNEA CHEMICALS OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Dynea International

1st Quarter 2005

May 20, 2005

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Dynea International Oy

Management discussion and analysis for the three month period ended March 31, 2005

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are “forward-looking.” Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International’s actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International’s actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International’s results for the period from January 1, 2005 to March 31, 2005 are not necessarily indicative of results that will be achieved during the year ending December 31, 2005.

In March 2005, our operating segments were reorganized and our business operating segments panel board resins and industrial and surfacing merged into regional structures. Comparative figures have been restated to reflect our new organizational structure.

The operating segments listed below are described in this report for the three month period ended March 31, 2005:

Europe consists of our panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in Europe.

North America consists of panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in North America.

Asia Pacific consists of our panel board resins, industrial resins, wood and specialty adhesives and paper overlays business located in Asia Pacific.

Unallocated operations includes our businesses in South America as well as small non-core operations, such as the polyvinyl chloride manufacturing plant in Finland, and certain functions such as business support, corporate functions and treasury operations.

Panel board resins consist of mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fiberboard and oriented strand board. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in the manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays include both industrial and decorative paper overlays.

Operating results for the three month period ended March 31, 2005, compared to operating results for the three month period ended March 31, 2004.

The financial data for the three month period set out below are derived from Dynea International’s consolidated profit and loss accounts for this period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

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All amounts in € millions	3 months ended	3 months ended
	March 31, 2005	March 31, 2004 (1)
Sales
Europe	126.5	109.5
North America	113.0	91.1
Asia Pacific	38.1	30.6
Unallocated	10.9	10.9
Elimination	(2.0)	(1.5)

Total	286.5	240.6
Primary Operating Expenses (2)
Europe	(116.4)	(98.2)
North America	(102.6)	(84.8)
Asia Pacific	(33.9)	(27.2)
Unallocated	(12.8)	(13.9)
Elimination	2.0	1.6

Total	(263.7)	(222.5)
EBITDA (3)
Europe	10.1	11.3
North America	10.4	6.3
Asia Pacific	4.2	3.5
Unallocated	(1.9)	(3.0)

Total	22.8	18.1
Depreciation and Amortization
Europe	(4.4)	(4.6)
North America	(3.0)	(3.4)
Asia Pacific	(0.9)	(1.1)
Unallocated	(0.4)	(0.8)

Total	(8.7)	(9.9)
Operating Profit
Europe	5.7	6.7
North America	7.4	2.9
Asia Pacific	3.3	2.4
Unallocated	(2.3)	(3.8)

Total	14.1	8.2
Finance Costs
Interest expense, net	(11.5)	(11.0)
Other financial expense	(0.9)	(3.3)

Total Finance Costs	(12.4)	(14.3)
Shares of Results of Associates
And Joint Ventures	2.4	1.2
Income Tax Expense	(2.0)	(1.6)

Profit / (loss) for the Period	2.1	(6.5)

The following sets forth the reconciliation between EBITDA and cash flow from operations for the three months ended March 31, 2005 and 2004.

EBITDA	22.8	18.1
Working Capital Increase	(11.6)	(0.2)

Cash Flow from Operations	11.2	17.9

(1)	Comparative figures have been restated to reflect our new organizational structure.

(2)	Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used services and rents, staff costs and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs.Primary operating expenses also include restructuring charges of €1.5 million and €0.7 million in 2005 and 2004, respectively.

(3)	EBITDA, as defined by the company, represents earnings before interest, taxes, depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).

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Operations

Dynea International’s sales in the three months ended March 31, 2005 increased by 19% to €286.5 million from €240.6 million in the three months ended March 31, 2004. Excluding the impact of foreign exchange rate fluctuations, Dynea International’s sales increased by 21% in the first three months of 2005.

Depreciation and amortization charges amounted to €8.7 million in the three months ended March 31, 2005 compared with €9.9 million in the three months ended March 31, 2004. Dynea International’s operating profit in the first quarter of 2005 increased by 72% to €14.1 million from €8.2 million in the first quarter of 2004.

Europe

Sales in the three months ended March 31, 2005 increased by 16% to €126.5 million from €109.5 million in the three months ended March 31, 2004 due to increased sales volumes and higher average product prices. Excluding the impact of foreign exchange rate fluctuations, sales value in Europe increased by 14% in the first quarter of 2005 compared with the same period in 2004.

As a result of stronger demand and higher market share in certain applications, panel board resins and wood and specialty adhesives volumes increased in the three months ended March 31, 2005 compared with the same period in 2004. Industrial resins and paper overlays volumes decreased as a result of lower demand in certain applications in the three months ended March 31, 2005 compared with the same period in 2004.

Panel board resins, industrial resins and wood and specialty adhesives sales values and average prices increased in the three months ended March 31, 2005 compared with the same period in 2004. Dynea International’s sales prices correlate strongly with prices for the raw material of methanol, urea, phenol and melamine; during the first quarter of 2005 prices for these raw materials were higher than in 2004. Lower volumes resulting from customers’ high inventory levels in the beginning of the year and decreases in average prices mainly resulting from a different product mix led to lower sales value from paper overlays products.

Operating profit for Europe decreased by 15% to €5.7 million in the three months ended March 31, 2005 compared with €6.7 million in the three months ended March 31, 2004. The decrease in operating profit in the first quarter of 2005 compared to the same period in 2004 was mainly attributable to higher operating expenses stemming from expenses related to the reorganization in our plant in France. Depreciation and amortization charges decreased to €4.4 million in the three months ended March 31, 2005 from €4.6 million in the first quarter of 2004.

Panel board resins and wood and specialty adhesives increased their profitability due to higher product margins and higher sales value in the first quarter of 2005 compared with the same period in 2004. However, intense competition and turbulent raw material prices in industrial resins had negative impact on profitability in the first quarter of 2005 compared with the first quarter in 2004. The profitability of paper overlays decreased because of lower sales despite increased product margins in the three months ended of 2005 compared with the first quarter in 2004.

North America

Sales in the three months ended March 31, 2005 increased by 24% to €113.0 million from €91.1 million in the three months ended March 31, 2004 due to higher sales volume and higher average prices. Excluding the impact of foreign exchange rate fluctuations, sales value in North America increased by 28% in the first quarter of 2005 compared with the same period in 2004.

Volumes increased in North America because of the overall improved business environment. Panel board resins volumes, industrial resins, wood and specialty adhesives and paper overlays increased in the three months ended March 31, 2005 compared with the same period in 2004.

In addition to increased volumes, average prices of panel board resins, industrial resins, wood and specialty adhesives and paper overlays also increased due to higher raw material prices, which led to higher sales values for the above mentioned product groups in the three months ended March 31, 2005 compared with the same period in 2004.

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Operating profit for North America increased to €7.4 million in the three months ended March 31, 2005 compared with €2.9 million in the three months ended March 31, 2004. The increase in operating profit in the first quarter of 2005 compared to the same period in 2004 was mainly attributable to increased sales and improved product margins. Due to increases in raw material prices, operating expenses increased 21% to €102.6 million in the three months ended March 31, 2005 compared with €84.8 million in the three months ended March 31, 2004. Depreciation and amortization charges decreased to €3.0 million in the three months ended March 31, 2005 from €3.4 million in the first quarter of 2004.

Panel board resins, industrial resins and wood and specialty adhesives increased their profitability due to higher sales and better product margins in the first quarter of 2005 compared with the first quarter in 2004. Higher operating expenses due to increases in raw material prices lead to slight decrease in the profitability of paper overlays in the first quarter of 2005 compared with the same period in 2004.

Asia Pacific

Sales in the three months ended March 31, 2005 increased by 25% to €38.1 million from €30.6 million in the three months ended March 31, 2004 due to increased sales volumes and higher products prices. Excluding the impact of foreign exchange rate fluctuations, sales value in Asia Pacific increased by 31% in the first quarter of 2005 compared with the same period in 2004.

Panel board resins, industrial resins and paper overlays volumes, increased during the three months ended March 31, 2005 compared with the same period in 2004. The increase in panel board resins, industrial resins and paper overlays volumes was a consequence of our new plants in China and Thailand and improved economic conditions in South East Asia. The wood and specialty adhesives volumes decreased 5% in the three months ended March 31, 2005 compared with first quarter in 2004, mainly as a consequence of the fact that there was reduced demand from customers in Indonesia.

Average prices of our panel board resins products and wood and specialty adhesives products increased while industrial resins and paper overlays decreased in the first quarter of 2005 compared with the same period in 2004. These price changes were due to changes in product mix. Sales values increased in all of the above mentioned product groups in the three months ended March 31, 2005 compared with the same period in 2004.

Operating profit for Asia Pacific increased by 38% to €3.3 million in the three months ended March 31, 2005 compared with €2.4 million in the three months ended March 31, 2004. Operating expenses increased 25% to €33.9 million in the three months ended March 31, 2005 compared with €27.2 million in the three months ended March 31, 2004 due to higher rate of operations. Depreciation and amortization charges decreased to €0.9 million in the three months ended March 31, 2005 from €1.1 million in the first quarter of 2004.

An increase in sales value and higher product margins of panel board resins as well as increased sales value of industrial resins lead to improved profitability in the first quarter of 2005 compared to the first quarter in 2004. Wood and specialty adhesives and paper overlays suffered from higher operating expenses in the first quarter of 2005 compared to the first quarter in 2004 mainly as a result of additional costs of the new paper overlays plant.

Unallocated

Sales in other operations totaled €10.9 million in the three months ended both March 31, 2005 and 2004. These sales were predominantly from Dynea International’s operations in South America and operations of Dynea International’s PVC manufacturing plant.

Operating loss associated with unallocated operations decreased by 39% to €2.3 million in the first quarter of 2004 from a loss of €3.8 million in the first quarter of 2004. Depreciation and amortization charges for other operations were €0.4 million and €0.8 million for the three months period ended March 31, 2005 and 2004, respectively.

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Finance costs

Interest costs increased in the three months ended March 31, 2005. Net interest expense amounted to €11.5 million during the period, compared to €11.0 million in the three months ended March 31, 2004. The net interest expense increase of €0.5 million in the first quarter of 2005 resulted from the new Term D credit facility, higher drawings under the revolving credit facility and increasing interest rates, which all raised the cost of our senior bank facility.

The positive change of €2.4 million in other financial items in the three months ended March 31, 2005 is attributable to other financial income and expenses, which decreased by €2.4 million to €1.2 million in the three months ended March 31, 2005 from €3.6 million in the three months ended March 31, 2004 due to fair value gains from interest rate derivatives, which showed a profit of €0.7 million following the rising interest rates during the period in 2005 compared to a loss of €0.6 million in the three months ended March 31, 2004.

In addition, in the first quarter of 2004 other financial income and expenses included €1.4 million in fees paid to the senior banks and advisors relating to amendments negotiated in the first quarter of 2004, while in 2005 fees amounted to €0.4 million. The foreign exchange items showed a profit of €0.4 million both in the three months ended March 31, 2005 and 2004. Total finance costs decreased to €12.4 million in the first quarter of 2005 from €14.3 million in the corresponding period of 2004.

Share of results in associates and joint ventures

Share of results in associates and joint ventures increased to €2.4 million in the first quarter of 2005 from €1.2 million in the first quarter of 2004. The increase was mainly attributable to the performance of Dynea International’s 40% investment in the Methanor v.o.f. joint venture and Dynea International’s 50% investment in the Dynea Brasil S.A. joint venture.

Income tax expense

Income tax expense increased to €2.0 million in the three months ended March 31, 2005 compared with €1.6 million in the three months ended March 31, 2004.

Liquidity and financial condition

Dynea International made large interest payments during the three months ended March 31, 2005, mainly because of a scheduled semiannual interest payment of €15.3 million on the 12¼% notes due 2010, which was paid in February 2004. In addition, during the first quarter of 2005, Dynea International made interest payments worth €1.8 million on the senior bank facility and capitalized €0.2 million interest on Term D senior credit facility. In February 2005, Dynea International received a group contribution of €5.5 million from its parent company Dynea Oy as was agreed with the senior lenders in January 2005.

In January 2005, senior lenders agreed to the new business plan for the period from 2005 to 2007 and amendments of certain financial covenants for the period from the 12 months ended December 31, 2004 to the 12 months ended December 31, 2006. It was also agreed that the owners of Dynea International will make additional equity injections in cash of €11 million in both 2005 and 2006 to Dynea Chemicals Oy. Additionally, it was agreed to include a new redemption premium to the credit agreement, which will be an amount equal to 0.50% of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50% of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006.

During the first quarter of 2005, €5.1 million of short-term loans were drawn under the revolving credit facility, and consequently at the end of March 2005 the total balance drawn from Dynea International’s revolving credit facility was €84.0 million, consisting of €68.1 million short-term loans and €15.9 million guarantees and letters of credit.

In the first three months of 2005, interest paid amounted to €18.9 million and interest received totaled €0.8 million. Dynea International’s working capital affected the company’s cash flow negatively due to high raw material prices and the resulting higher sales especially in Europe. During the three months ended March 31,

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2005 the net working capital used cash of €11.6 million compared to using cash of €0.2 million in three months ended March 31, 2004. During the same period, cash levels decreased by €2.0 million, resulting in a total cash balance of €25.6 million at March 31, 2005 compared to €27.6 million at December 31, 2004.

At March 31, 2005, Dynea International’s net debt stood as follows:

	March 31, 2005	December 31, 2004
	(€ millions)	(€ millions)
Gross debt, nominal value	542.7	529.8
Capitalized fees	(16.6)	(17.7)
Gross debt, carrying value	526.1	512.1

Cash	25.6	27.6
Marketable securities	1.5	1.5
Net Debt	499.0	483.0

Investing Activities

Investing activities used €1.7 million of cash in the first three months of 2005 compared to investing activities of €9.2 million used in the first three months of 2004. Purchases of property, plant and equipment amounted to €1.7 million mainly relating to replacement investments at several sites during the three months ended March 31, 2005. In the first quarter of 2004, purchases of property, plant and equipment of €5.1 million were related to investments in new paper overlays plant in China and the new panel board resins plant in Russia, as well as capacity expansion projects in North America and in Norway and the remaining capital expenditure was for replacement investments at several sites during the three months ended March 31, 2004.

Quantitative and Qualitative Market Risk Disclosure Financial Risk Management

Dynea International’s business operations give rise to exposure to market risks due to changes in foreign exchange rates and interest rates as well as raw material prices. In addition, Dynea International’s high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations or cash flows resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International’s operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International’s historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward

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contracts. Dynea International’s main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International’s businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International’s main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International’s main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter its interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Historically, Dynea International has primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies and has hedged approximately 50% of borrowings against future movements in interest rates.

Raw Material Price Risk

Dynea International’s operations are exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea International pays for the raw materials change quarterly or monthly, Dynea International is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea International’s products are primarily a function of several items including the prices of the raw materials Dynea International uses to make the products. This connection between the raw material prices and the sales prices gives significant protection against adverse changes in the raw material prices. However, Dynea International is not always able to fully pass through to the customers the fluctuations in the prices of the raw materials. Centralized procurement organization hedges Dynea International against some of the raw material price fluctuations through the use of purchasing contracts or commodity derivatives.

Interest Rate Exposure

As of March 31, 2005, Dynea International had €212.7 million in syndicated long-term variable rate debt, of which €125.4 million was hedged through LIBOR-based interest rate swaps. As of March 31, 2005, the swaps had a remaining average life of 1.5 years, the first one maturing in March 2006 (as shown in the table below). An interest rates average increase of 25 basis points would cause Dynea International’s annual interest expense to increase about €0.4 million.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International’s interest rate derivatives outstanding as of March 31, 2005 and March 31, 2004 were positive €0.6 million and negative €1.5 million, respectively.

Interest Rate Swaps	Notional
	Amount	Maturity

	(€ millions)
Variable to Fixed:
Norwegian kroner	54.8	March 2006 / October 2006 / November 2006/September 2007
U.S. dollar	57.9	August 2006 / September 2006 /October 2006 / November 2006
Canadian dollar	12.4	March 2006

Short-term loans also involve interest rate risk. The Company mainly borrows under a revolving credit facility to cover working capital and other needs. The balance of the revolving credit facility was €70.5 million as of March 31, 2005.

Foreign Currency Exchange Rate Exposure

At March 31, 2005, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International’s primary net foreign currency exposures at March 31, 2005 included exposures to the U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being

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hedged would offset the corresponding unrealized gains or losses, respectively. The net fair values of Dynea International’s foreign exchange forward contracts that were outstanding as of March 31, 2005 and March 31, 2004, were positive €0.3 million and negative €0.6 million, respectively.

Raw Material Price Exposure

Dynea International’s primary raw material price exposure at March 31, 2005 included methanol, urea, phenol, and melamine. Dynea International had no commodity derivatives at March 31, 2005.

Procedures and Controls

Dynea International has carried out an evaluation under the supervision and with the participation of Dynea International’s management, including the CEO and the CFO, of the effectiveness of the design and operation of Dynea International’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Dynea International’s evaluation, the CEO and the CFO have concluded that, as of March 31, 2005, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Dynea International files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in Dynea International’s internal control during the three months ending March 31, 2005 that has materially affected, or is reasonably likely to materially affect, Dynea International’s internal control over financial reporting.

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	9 (15)

(unaudited)
(all amounts in € millions )

	3 months ended	3 months ended
	March 31, 2005	March 31, 2004
Sales	286.5	240.6
Other operating income	3.8	2.3
Expenses	(267.5)	(224.8)
Depreciation and Amortization	(8.7)	(9.9)
Operating profit	14.1	8.2

Finance costs
Interest expense, net	(11.5)	(11.0)
Other financial expense	(0.9)	(3.3)
Total finance expense	(12.4)	(14.3)
Share of result
of associates and joint ventures	2.4	1.2

Profit (loss) before income tax	4.1	(4.9)
Income tax expense	(2.0)	(1.6)
Profit (loss) for the period	2.1	(6.5)

Attributable to:
Profit (loss) attributable to equity holders	1.6	(6.9)
Minority interest	0.5	0.4

Profit (loss) for the period	2.1	(6.5)

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	10 (15)

(unaudited)
(all amounts in € millions )

	As at March 31,	As at December 31,
ASSETS	2005	2004
Non-current assets
Property, plant and equipment	381.3	380.5
Intangible assets	191.8	191.6
Investments in associates and joint ventures	58.4	55.9
Other non-current assets	4.5	2.8

	636.0	630.8

Current assets
Inventories	73.2	70.2
Receivables	138.0	130.3
Other current assets	7.3	7.3
Cash and cash equivalents	25.6	27.6

	244.1	235.4
Total assets	880.1	866.2

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital	71.0	71.0
Share premium	35.0	35.0
Retained profit	11.7	9.7

	117.7	115.7

Minority interest	10.0	9.2

Total Equity	127.7	124.9

Non-current liabilities
Borrowings	427.7	421.2
Other non-current liabilities	62.0	61.4

	489.7	482.6

Current liabilities
Accounts payable	108.7	103.0
Borrowings and current portion of long-term debt	98.4	90.9
Other current liabilities	55.6	64.8

	262.7	258.7

Total liabilities	752.4	741.3

Total equity and liabilities	880.1	866.2

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	11 (15)

(unaudited)
(all amounts in € millions )
	3 months ended	3 months ended
	March 31, 2005	March 31, 2004

Cash flow from operating activities
Net profit (loss)	2.1	(6.5)
Adjustments, total	20.7	24.6
Change in net working capital	(11.6)	(0.2)
Cash generated from operations	11.2	17.9

Interest received	0.8	0.7
Interest paid	(18.9)	(18.1)
Other financial expense and income	(1.0)	(0.7)
Dividends from associates	0.1	0.1
Income taxes paid	(3.3)	(1.8)
Net cash (used in) operating activities	(11.1)	(1.9)

Disposals of businesses	-	(2.4)
Purchase of property, plant and equipment	(1.7)	(6.9)
Other investing cash flow, net	-	0.1

Net cash (used in) investing activities	(1.7)	(9.2)

Capital contribution	5.5	-
Net proceeds from borrowings	4.7	15.5

Net cash provided by/(used in) financing activities	10.2	15.5

Increase in cash and cash equivalents	(2.6)	4.4

Movement in cash and cash equivalents
At start of the interim period	27.6	21.2
Effect of exchange rates	0.6	0.2
Increase	(2.6)	4.4

At end of the interim period	25.6	25.8

Consolidated condensed statement of
changes in equity
	Share	Share	Related Party	Retained	Translation	Minority
	Capital	Premium	Transactions	Earnings / Deficit	Adjustment	Interests	Total

Balance at 1 January 2004	293.0	35.0	29.2	(200.5)	(41.6)	9.9	125.0
Effect of adopting IAS 16 (revised)	-	-	-	1.0	-	-	1.0
Effect of adopting IFRS 3 Business	-	-	-		-	-
Combinations	-	-	-	14.1	-	-	14.1
Translation adjustment	-	-	-	-	0.6	0.1	0.7
Net (loss)/profit	-	-	-	(6.9)		0.4	(6.5)

Balance at 31 March 2004	293.0	35.0	29.2	(192.3)	(41.0)	10.4	134.3

Balance at 1 January 2005	71.0	35.0	36.7	16.1	(43.1)	9.2	124.9
Translation adjustment	-	-	-	-	0.4	0.3	0.7
Net profit	-	-	-	1.6	-	0.5	2.1

Balance at 31 March 2005	71.0	35.0	36.7	17.7	(42.7)	10.0	127.7

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	12 (15)

1. Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2004.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

Dynea International’s reportable primary business segments have been changed to geographical areas, following the new business structure announced in March 2005. Segment information for 2004 has been restated to reflect our new organizational structure.

(unaudited)
(all amounts in € millions )

	3 months ended	3 months ended
	March 31, 2005	March 31, 2004
Sales

Europe	126.5	109.5
North America	113.0	91.1
Asia Pacific	38.1	30.6
Unallocated	10.9	10.9
Elimination	(2.0)	(1.5)

Total sales	286.5	240.6

Operating profit

Europe	5.7	6.7
North America	7.4	2.9
Asia Pacific	3.3	2.4
Unallocated	(2.3)	(3.8)

Total operating profit	14.1	8.2

Unallocated include our operations in South America and small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support functions, corporate functions and treasury operations.

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	13 (15)

(unaudited)
(all amounts in € millions )

3. Commitments and contingencies
	3 months ended	12 months ended
	March 31, 2005	December 31, 2004

Mortgages, pledges and
other guarantees given:
Chattel mortgages	90.3	90.3
Real estate mortgages	194.5	193.1
Investments in subsidiaries at historical cost	776.6	769.5
Other pledges given	213.0	206.7
Other guarantees given	13.5	11.8

Leasing commitments
Portion falling due during the next
financial year	3.2	3.1
Portion for subsequent years	22.3	20.7

Total	25.5	23.8

Nominal values of derivative financial instruments
Interest rate swaps	125.4	117.1
Foreign exchange forward contracts	42.1	84.7

Maturity of interest rate swap contracts:
Under 1 year	24.9	7.3
2-5 years	100.5	109.7

Fair values of derivative financial instruments
		3 months ended		12 months ended
		March 31, 2005		December 31, 2004

	Positive	Negative	Net	Net
	Fair Values	Fair Values	Fair Values	Fair Values

Interest rate swaps, caps, and
futures contracts	1.1	(0.5)	0.6	(0.3)
Foreign exchange forward contracts	0.1	(0.3)	(0.2)	(0.5)

Maturity of interest rate swap contracts:
Under 1 year	0.0	(0.1)	(0.1)	0.0
2-5 years	1.1	(0.4)	0.7	0.3

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	14 (15)

Fair values of the interest rate swaps, and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS 39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International’s exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

4. Related Party Transactions and Balances

(unaudited)
(all amounts in € millions )

Related Party Transactions	3 months ended	3 months ended
	March 31, 2005	March 31, 2004
Sales to associates	1.0	1.2
Sales to other related parties	0.9	2.4
Purchases from associates	4.0	2.9
Purchases from other related parties	0.6	1.7
Other income from associates	1.9	0.6
Interest expenses to other related parties	3.9	4.5
Management service charges from related parties	2.4	1.8

Related Party Balances	As at March 31,	As at December 31,
	2005	2004
Loans receivables from associates	0.7	0.6
Accounts receivables from associates	0.8	0.7
Accounts receivables from other related parties	0.5	1.2
Other current receivables from other related parties	4.7	8.9
Other current receivables from associated companies	0.9	0.9
Loans payables to other related parties	143.3	143.1
Interest liabilities to other related parties	2.0	5.9
Accounts payables to associates	1.5	2.3
Accounts payables to other related parties	3.9	4.1
Other current liabilities to other related parties	0.3	-
Guarantees given to associates	0.2	0.2

5. Subsequent events

There are no material subsequent events.

Dynea International Oy and Subsidiaries Notes to interim consolidated condensed financial statements	15 (15)

Restated prior year segment information

Dynea International’s reportable primary business segments have been changed to geographical areas, following the new business structure announced in March 2005.
Segment information for 2004 has been restated to reflect our new organizational structure.

(unaudited)
(all amounts in € millions )

	3 months ended	3 months ended	3 months ended	3 months ended	12 months ended
	March 31, 2004	June 30, 2004	September 31, 2004	December 31, 2004	December 31, 2004
Sales

Europe	109.5	117.8	116.7	131.9	475.9
North America	91.1	102.8	111.1	99.9	404.9
Asia Pacific	30.6	37.0	39.2	39.2	146.0
Unallocated	10.9	10.9	11.1	11.4	44.3
Elimination	(1.5)	(1.7)	(1.4)	(1.5)	(6.1)

Total sales	240.6	266.8	276.7	280.9	1,065.0

EBITDA

Europe	7.5	6.8	11.9	11.3	37.5
North America	4.3	7.8	4.8	6.3	23.2
Asia Pacific	3.8	4.7	4.4	3.5	16.4
Unallocated	(3.8)	(1.8)	(0.9)	(3.0)	(9.5)

Total EBITDA	11.8	17.5	20.2	18.1	67.6

Operating profit

Europe	6.7	7.3	2.1	3.3	19.4
North America	2.9	1.5	4.4	0.8	9.6
Asia Pacific	2.4	3.3	3.6	2.8	12.1
Sold operations		(1.9)			(1.9)
Unallocated	(3.8)	(1.8)	(2.6)	(12.5)	(20.7)

Total operating profit	8.2	8.4	7.5	(5.6)	18.5

Unallocated include our operations in South America and small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support functions, corporate functions and treasury operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

DYNEA CHEMICALS OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

Date: May 23, 2005